EXHIBIT 99.1

130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 ir@avalonraremetals.com www.avalonraremetals.com

NEWS RELEASE

October 24, 2012	No. 12-10

Avalon Appoints HCF as Financial Advisor for Nechalacho

Toronto, ON -- Avalon Rare Metals Inc. (TSX and NYSE MKT: AVL) (“Avalon” or the “Company”) is pleased to announce that it has appointed London-based HCF International Advisers Ltd. (“HCF”) as its advisor for the financing of the Nechalacho Rare Earth Element Project, Thor Lake, NWT, Canada (the “Project”).

HCF is a leading independent corporate finance advisory boutique focused on the metals and mining sector worldwide. HCF sources funding for mining and other projects to support their development from the early stages through to commercial operation. HCF provides assistance to its clients in raising equity funding through strategic investment from industry participants and from mining-focused financial investors. As one of the few specialist independent advisors in the world, HCF also assists its clients in securing debt funding, in particular limited recourse project finance through the involvement of multilateral institutions, government-sponsored agencies and commercial banks.

HCF will take on the role of global coordinator of Avalon’s efforts to finalize strategic partnerships and commercial off-take agreements and to secure debt financing for the Project and, to that end, will work closely with RCI Capital Group Inc., Avalon’s existing advisor in the Asian market.

HCF will also be developing relationships with potential project finance lenders, including commercial banks and government-sponsored agencies, in anticipation of the completion of the feasibility study on the Project in the second quarter of 2013.

Don Bubar, President and CEO remarked that “We are delighted to have retained a leading international corporate finance advisor with specific expertise in the global metals and mining sector. HCF’s extensive experience in both investment banking and strategic advisory work in this sector will be key in enhancing or identifying all of the relationships that Avalon will need to finalize the construction plan for the Project.”

About Avalon Rare Metals Inc.
Avalon Rare Metals Inc. is a mineral development company focused on rare metals deposits in Canada. Its flagship project, the 100%-owned Nechalacho Deposit, Thor Lake, NWT, is emerging as one of the largest undeveloped rare earth elements resources in the world. Its exceptional enrichment in the more valuable 'heavy' rare earth elements, which are key to enabling advances in green energy technology and other growing high-tech applications, is one of the few potential sources of these critical elements outside of China, currently the source of 95% of world supply. Avalon is well funded, has no debt and its work programs are progressing steadily. Social responsibility and environmental stewardship are corporate cornerstones.

Shares Outstanding: 103,621,986. Cash resources: approximately $31million. To find out more about Avalon Rare Metals Inc., please visit our website at www.avalonraremetals.com. For questions and feedback, please e-mail the Company at ir@avalonraremetals.com or phone Don Bubar, President at 416-364-4938.

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “scheduled”, “anticipates”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “will occur”, or “will be taken”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements.  Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company’s plans may not be appropriate for other purposes.  Accordingly, readers should not place undue reliance on forward-looking statements.  Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.